November 18, 2025

Adrianne Lee
President and Chief Financial Officer
Bed Bath & Beyond, Inc.
433 W. Ascension Way, 3rd Floor
Murray, UT 84123

        Re: Bed Bath & Beyond, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Item 2.02 Form 8-K Dated October 27, 2025
            Responses Dated September 29, 2025 and September 18, 2025 File No. 001-41850
Dear Adrianne Lee:

     We have reviewed your September 29, 2025 and September 18, 2025 responses to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 4, 2025 letter.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Note 22. Other Expense, Net, page 77

1. Refer to prior comment 3. You indicate in your response that the errors in multiple reporting periods were related to four discrete items. As the quantitative magnitude of the errors increase, it is increasingly difficult for qualitative factors to overcome the quantitative significance of the errors. Please tell us in further detail how you determined the qualitative factors overcame the quantitative significance of the errors to your Operating Income (Loss) in each of the following periods:
           fiscal year ended December 31, 2023,
           the three and six months ended June 30, 2025 and November 18, 2025
Page 2

          the three and six months ended June 30, 2024.
      Also, it appears in your quantitative analysis that you have reflected the $10.3 million error related to the gain on sale of Wamsutta IP in the three months ended March 31,
      2024, rather than in the three months ended June 30, 2024. Please revise your quantitative analysis or advise. Furthermore, tell us whether there were other immaterial passed adjustments that would impact Operating Income (Loss) in any of these periods. If so, factor these other immaterial passed adjustments into an aggregate effect quantitative analysis and provide it in addition to the revised quantitative analysis of just the four discrete items. Refer to ASC 250-10-S99-1.
2. Refer to prior comment 3. You disclose in your segment footnote that your "CODM uses Operating Income (Loss) to evaluate income generated from segment resources in deciding whether to reinvest profits into the retail segment or into other parts of the entity, such as to make acquisitions or investments. The CODM also uses Operating
      Income (Loss) to monitor budget versus actual results. The monitoring of budgeted versus actual results is used in assessing performance of the segment and in establishing bonus metrics." Please discuss in detail how this process works and incorporate your consideration of the importance of Operating Income
(Loss) to your
      CODM into your materiality assessment.
Item 9A. Controls and Procedures, page 83

3. Refer to your September 29, 2025 response. You say, "We have evaluated the total possible exposure related to this control deficiency and believe the maximum exposure related to the above-mentioned control deficiency is the amounts listed in the noted errors." Since you misinterpreted the interpretive guidance, please explain in detail how the potential magnitude of the errors that could have resulted from the control deficiency would be limited to the amounts of the actual errors. For example, suppose you had additional transactions of a similar nature during each of the prior periods when the errors occurred, please explain why you believe you would have accounted for those correctly. Otherwise, please revise your response to tell us how big the errors could have been before you identified them. Also, tell us about any compensating controls and whether they were operating at a level of precision that could have detected a larger misstatement. If so, provide evidence that the compensating controls were operating effectively and at the appropriate level of precision. Finally, reevaluate the effectiveness of your internal controls after considering this additional information.
Item 2.02 Form 8-K Dated October 27, 2025
Exhibit 99.1
Non-GAAP Financial Measures and Reconciliations, page 7

4. Please address the following as they relate to adjusted diluted net loss per share in prior comment 4:
          Confirm that you will disclose prior year comparative information; Confirm that you will disclose, at a similar level as you provided in your response
          letter dated September 18, 2025, the reasons why management believes that
 November 18, 2025
Page 3

           adjusting for income/loss relating to equity method securities and the gain/loss on debt securities carried at fair value in arriving at adjusted diluted net loss per share provides useful information to investors; and
             Confirm that you will present the income tax effect separately from other non-
           GAAP adjustments as it does not appear that you have done so in your September
           30, 2025 earnings release.

       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services